FORM 5

      |_|   Check box if no longer subject to Section 16.
            Form 4 or Form 5 obligations may continue.
            See Instructions 1(b).

      |x|   Form 3 Holdings Reported

      |_|   Form 4 Transactions Reported


         UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


        ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities and Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of 1940



1.   Name and Address of Reporting Person*

         Commerzbank AG, Grand Cayman Branch
     -----------------------------------------------
        (Last)          (First)        (Middle)

              2   World Financial Center
     -----------------------------------------------
                       (Street)

       New York,         NY          10281-1050
     -----------------------------------------------
       (City)          (State)        (Zip)


2.   Issuer Name and Ticker or Trading Symbol

         Security Capital Group Incorporated
         SCZB
     ----------------------------------------


3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


4.   Statement for Month/Year

         As of January 1, 1998
     ------------------------------


5.   If Amendment, Date of Original (Month/Year)


     --------------------------------------------


6.   Relationship of Reporting Person(s) to Issuer
             (Check all applicable)

            Director                x   Owner
      -----                       -----

            Officer (give               Other (specify
      ----- title below)          ----- below)



7.   Individual or Joint/Group Reporting (check applicable line)

       x   Form Filed by One Reporting Person
     -----
           Form Filed by More than One Reporting Person
     -----




         Table 1 -- Non-Derivative Securities Acquired,
               Disposed of, or Beneficially Owned


1. Title of    2. Transaction      3. Transaction  4. Securities Acquired    5. Amount of       6. Ownership      7. Nature of
   Security       Date                Code            (A) or Disposed of (D)    Securities         Form: Direct      Indirect
   (Instr. 3)     (Month/Day/Year)    (Instr. 8)      (Instr. 3,  4 and 5)      Beneficially       (D) or            Beneficial
                                                                                Owned at end of    Indirect (I)      Ownership
                                                     ------------------------   Issuer's Fiscal    (Instr. 4)        (Instr. 4)
                                                                                Year
                                                              (A) or            (Instr. 3 and 4)
                                                      Amount  (D)     Price
   ---------      ---------------     ------------   -------- ------  -----     ----------------   -----------       -----------



* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                           (Over)
                                                  SEC 2270 (7-97)


                         Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

1. Title of         2. Conver-     3. Trans-      4. Transac-        5. Number of Deriva-       6. Date Exercis-
   Derivative          sion or        action         tion               tive Securities Ac-        able and Expi-
   Security            Exer-          Date           Code               quired (A) or Dis-         ration Date
   (Instr. 3)          cise           (Month/        (Instr. 8)         posed of (D)               (Month/Day/
                       Price of       Day/                              (Instr. 3, 4 and 5)        Year)
                       Deriva-        Year)                                                        ------------------
                       tive Se-
                       curity                                                                      Date       Expira-
                                                                        -------------------        Exer-      tion
                                                                           (A)       (D)           cisable    Date
  ------------         --------      -------         ---------          ------      ----          --------   -------
  Series A               0           1/1/98            J3               139000      None          Current-   None:
  Cumulative                                                                                       ly         call-
  Convertible                                                                                                 able
  Redeemable                                                                                                  on
  Voting                                                                                                      3/29/99
  Preferred
  Stock, par
  value $0.01
  per share




7. Title and Amount of    8. Price of    9. Number of    10. Ownership       11. Nature of
   Underlying Securities     Derivative     Derivative       of Derivative       Indirect
   (Instr. 3 and 4)          Security       Securities       Security: Direct    Beneficial
                             (Instr. 5)     Beneficially     (D) or Indirect     Ownership
                                            Owned at End     (I)                 (Instr. 4)
                                            of Year          (Instr. 4)
                                            (Instr. 4)
--------------------------
                 Amount or
                 Number of
     Title       Shares

-----------      --------    ---------      ------------      --------------     ----------
Class B
Common Stock     5294800       $1000         139000              D                  N/A

Class A
Common Stock     105896





Explanation of Responses:

Commerzbank AG, Grand Cayman Branch, has beneficial ownership of 139,000 shares of the issuer's Series A Cumulative Convertible Redeemable Voting Preferred Stock, par value $0.01 per share (the "Series A Preferred") (which class of stock is not registered under the Securities Exchange Act). The filer has owned all such Series A Preferred shares prior to the initial public offering of the Class B Common Stock in 1997 and its registration under the Securities Exchange Act of 1934. By its original terms, the Series A Preferred was convertible at any time at the option of the holder into 105,896 shares of the issuer's Class A Common Stock, par value $0.01 per share. However, pursuant to a Stockholder Agreement dated February 20, 1998 between the filer and the issuer, the Series A Preferred may not be converted into Class A Common Stock unless immediately and automatically thereupon such Class A Common Stock is converted into Class B Common Stock in accordance to the ratio previously established for such conversions. Commencing January 1, 1998, each share of Class A Common Stock pursuant to its existing terms became convertible at the option of the holder thereof at any time into 50 shares of Class B Common Stock. Accordingly, the number of shares of Class
B Common Stock beneficially owned as of January 1, 1998 was 5,294,800. All such shares are deemed beneficially owned by reason of the conversion rights of (i) the Series A Preferred into Class A Common Stock at any time, and (ii) the Class A
Common Stock into Class B Common Stock at any time commencing
January 1, 1998.




                    Commerzbank AG Grand
                    Cayman Branch             March 9, 1998
                    --------------------      -------------
                    ** Signature of           Date
                    Reporting Person


                    By: /s/ James J. Henry   /s/ Steven A. Troyer
                       ------------------------------------------
                    Name:   James J. Henry       Steven A. Troyer
                    Title:  Senior Vice          Counsel (USA)
                            President


**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C.
     78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see
      Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currenly valid OMB number.


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                                                  SEC 2270 (7-97)